United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13G

For the period ended September 30, 2003
Filing made pursuant to Rule 13d-1(c)

Item 1

(a) Gabelli Asset Management
(b) One Corporate Center, Rye, NY  10580


Item 2

(a) Westcap Investors, LLC
(b) 11111 Santa Monica Boulevard, Suite 820, Los Angeles, CA 90025
(c) Delaware
(d) Common
(e) 36239Y102


Item 3

(e)  IA


Item 4

(a) 1070448
(b) 15.52%
(c) i  751252
   ii  5316
   iii 1070448
   iv  0


Item 10

Date 10/9/2003

Signature /s/ Stephen Rack
Title Vice President